The purpose of this Amendment No. 1 to the Pricing Supplement dated October 3, 2013 (the “Original Pricing Supplement”) is to correct a typographical error in the ISIN which appeared under Key Terms in the Original Pricing Supplement.

Amendment No. 1 dated October 4, 2013 to the

Pricing Supplement dated October 3, 2013

(To the Prospectus dated July 19, 2013,

the Prospectus Supplement dated July 19, 2013 and

the Index Supplement dated July 19, 2013)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$5,000,000 Digital Notes due October 22, 2014 Linked to the Lesser Return of the S&P 500® Index and the EURO STOXX 50® Index Global Medium-Term Notes, Series A

General

•                   Senior unsecured obligations of Barclays Bank PLC maturing October 22, 2014†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on October 3, 2013 (the “pricing date”) and are expected to issue on or about October 8, 2013 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement
Issuer:	Barclays Bank PLC
Final Valuation Date*:	October 17, 2014
Maturity Date†:	October 22, 2014
Reference Assets:

S&P 500® Index (the “S&P 500 Index”) and EURO STOXX 50® Index (the “EURO STOXX 50 Index”)

The S&P 500 Index and the EURO STOXX 50 Index are each referred to in this pricing supplement as an “Index” and collectively as the “Indices”.

Denominations:	Minimum denomination of $10,000, and integral multiples of $1,000 in excess thereof
Digital Percentage:	19.00%
Payment at Maturity:

If your hold your Notes to maturity, you will receive  a cash payment determined as follows:

If the Final Level of the Lesser Performing Index is equal to or greater than its Initial Level, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Digital Percentage, calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

If the Final Level of the Lesser Performing Index is less than its Initial Level but equal to or greater than its Barrier Level, you will receive the principal amount of your Notes at maturity.

If the Final Level of the Lesser Performing Index is less than its Barrier Level, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Index Return of the Lesser Performing Index, calculated as follows:

$1,000 + [$1,000 x Index Return of the Lesser Performing Index]

You may lose some or all of your principal if you invest in the Notes. If the Index Return of the Lesser Performing Index is less than -10.00%, your Notes will be fully exposed to such decline of the Lesser Performing Index and you will lose some or all of your principal. The payment at maturity will be based solely on the Final Level of the Lesser Performing Index and the performance of the Index that is not the Lesser Performing Index will not be taken into account for purposes of calculating any payment at maturity under the Notes.

Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Lesser Performing Index:	The Index with the lower Index Return, as calculated in the manner set forth below.
Index Return:	With respect to each Index, the performance of such Index from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level

[Key Terms Continue on the Next Page]

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$5,000,000	$5,000,000	$50,000	$4,950,000

1                     Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $978.30 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-11 of this pricing supplement.

2                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

•We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Key Terms Continued

Closing Level:

With respect to the EURO STOXX 50 Index, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SX5E<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

With respect to the S&P 500 Index, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing level of an Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying Prospectus Supplement.

Index Business Day:

With respect to an Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Business Days:

Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally, are authorized or obligated by law or executive order to close.

Initial Level:

With respect to the S&P 500 Index, 1,693.87, the Closing Level of the S&P 500 Index on October 2, 2013.

With respect to the EURO STOXX 50 Index, 2,918.31, the Closing Level of the EURO STOXX 50 Index on October 2, 2013.

Final Level:	With respect to an Index, the Closing Level of the Index on the Final Valuation Date.
Barrier Level:

With respect to the S&P 500 Index, 1,524.48, the Initial Level of the S&P 500 Index multiplied by 90.00%, rounded to the nearest hundredth.

With respect to the EURO STOXX 50 Index, 2,626.48, the Initial Level of the EURO STOXX 50 Index multiplied by 90.00%, rounded to the nearest hundredth.

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741TS40 / US06741TS401

†                     Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

HYPOTHETICAL PAYMENT AT MATURITY CALCULATIONS

The following steps illustrate the hypothetical payment at maturity calculations.  The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  The hypothetical payment at maturity calculations set forth below are based on (i) the Initial Level of the EURO STOXX 50 Index of 2,918.31, (ii) the Initial Level of the S&P 500 Index of 1,693.87, (iii) the Barrier Level of the EURO STOXX 50 Index of 2,626.48, (iv) the Barrier Level of the S&P 500 Index of 1,524.48, (v) the Digital Percentage of 19.00%, and assume no Market Disruption Event occurs with respect to either Index.  The calculations set forth below do not take into account any tax consequences from investing in the Notes.

Step 1:  Determine Which Index is the Lesser Performing Index Based on the Index Return of each Index.

To determine which Index is the Lesser Performing Index, the Calculation Agent will need to calculate the Index Return of each Index on the Final Valuation Date. The Index Return of each Index is equal to the performance of such Index as measured from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial Level
Initial Level

Step 2: Calculate the Payment at Maturity.

If the Final Level of the Lesser Performing Index is equal to or greater than its Initial Level (resulting in a positive Index Return), you will receive a payment at maturity equal to the sum of the (i) principal amount of your Notes, plus (ii) the product of (a) the principal amount of your Notes multiplied by (b) the Digital Percentage, and calculated as follows by the Calculation Agent:

$1,000 + [$1,000 × Digital Percentage]

If the Final Level of the Lesser Performing Index is less than its Initial Level but equal to or greater than its Barrier Level (resulting in an Index Return of the Lesser Performing Index of less than 0.00% but greater than or equal to -10.00%), you will receive a payment at maturity equal to the principal amount of your Notes or $1,000 per Note.

If the Final Level of the Lesser Performing Index is less than its Barrier Level (resulting in an Index Return of the Lesser Performing Index of less than -10.00%), you will receive a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, equal to the sum of the (i) principal amount of your Notes, plus (ii) the product of (a) the principal amount of your Notes multiplied by (b) the Index Return of the Lesser Performing Index, and calculated as follows by the Calculation Agent:

$1,000 + [$1,000 x Index Return of the Lesser Performing Index]

The following table illustrates the hypothetical payments at maturity assuming a range of performances for the Indices:

EURO STOXX 50 Index Final Level	S&P 500 Index Final Level	EURO STOXX 50 Index Return	S&P 500 Index Return	Index Return of the Lesser Performing Index	Payment at Maturity*
4,377.47	2,710.19	50.00%	60.00%	50.00%	$1,190.00
4,231.55	2,371.42	45.00%	40.00%	40.00%	$1,190.00
3,793.80	2,540.81	30.00%	50.00%	30.00%	$1,190.00
3,501.97	2,117.34	20.00%	25.00%	20.00%	$1,190.00
3,356.06	1,863.26	15.00%	10.00%	10.00%	$1,190.00
3,210.14	1,693.87	10.00%	0.00%	0.00%	$1,190.00
2,772.39	1,778.56	-5.00%	5.00%	-5.00%	$1,000.00
2,626.48	1,609.18	-10.00%	-5.00%	-10.00%	$1,000.00
3,210.14	1,355.10	10.00%	-20.00%	-20.00%	$800.00
3,210.14	1,270.40	10.00%	-25.00%	-25.00%	$750.00
2,772.39	1,185.71	-5.00%	-30.00%	-30.00%	$700.00
1,750.99	1,355.10	-40.00%	-20.00%	-40.00%	$600.00
3,064.23	846.94	5.00%	-50.00%	-50.00%	$500.00

1,167.32	1,185.71	-60.00%	-30.00%	-60.00%	$400.00
3,210.14	508.16	10.00%	-70.00%	-70.00%	$300.00
583.66	1,355.10	-80.00%	-20.00%	-80.00%	$200.00
2,334.65	169.39	-20.00%	-90.00%	-90.00%	$100.00
*per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The EURO STOXX 50 Index increases from an Initial Level of 2,918.31 to a Final Level of 3,356,06 and the S&P 500 Index increases from an Initial Level of 1,693.87 to a Final Level of 1,863.26

The Index Return of the EURO STOXX 50 Index is 15.00% and the Index Return of the S&P 500 Index is 10.00%. As such, the S&P 500 Index is the Lesser Performing Index. Because the Final Level of the S&P 500 Index, the Lesser Performing Index, of 1,863.26 (a 10.00% increase from its Initial Level) is greater than or equal to its Initial Level, the investor receives a payment at maturity of $1,190.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

$1,000 + [$1,000 ×19.00%] = $1,190.00

Example 2: The EURO STOXX 50 Index decreases from an Initial Level of 2,918.31 to a Final Level of 2,772.39 and the S&P 500 Index increases from an Initial Level of 1,693.87 to a Final Level of 1,778.56.

The Index Return of the EURO STOXX 50 Index is -5.00% and the Index Return of the S&P 500 Index is 5.00%. As such, the EURO STOXX 50 Index is the Lesser Performing Index. Because the Final Level of the EURO STOXX 50 Index, the Lesser Performing Index, of 2,772.39 (a –5.00% decrease from its Initial Level) is greater than its Barrier Level of 2,626.48, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The EURO STOXX 50 Index increases from an Initial Level of 2,918.31 to a Final Level of 3,210.14 and the S&P 500 Index decreases from an Initial Level of 1,693.87 to a Final Level of 508.16.

The Index Return of the EURO STOXX 50 Index is 10.00% and the Index Return of the S&P 500 Index is -70.00%. As such, the S&P 500 Index is the Lesser Performing Index.  Because the Final Level of the S&P 500 Index, the Lesser Performing Index, of 508.16 (a -70.00% decrease from its Initial Level) is less than its Barrier Level of 1,524.48, the investor receives a payment at maturity of $300.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Index Return of the Lesser Performing Index]

$1,000 + [$1,000 x -70.00%] = $300.00

In this scenario, your payment at maturity would reflect 1-to-1 exposure to the negative performance of the Lesser Performing Index. This example further illustrates that the payment at maturity will be based solely on the Final Level and Index Return of the Lesser Performing Index, and the performance of the Index that is not the Lesser Performing Index (in this case, the EURO STOXX 50 Index) will not be taken into account for purposes of calculating any payment at maturity under the Notes.

SELECTED PURCHASE CONSIDERATIONS

•                  Market Disruption Events and Adjustments— The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment in the event of a Market Disruption Event with respect to either Index.   If the Calculation Agent determines that on any such date, a Market Disruption Event occurs or is continuing in respect of either Index, such date will be postponed.  If such postponement occurs, the Closing Levels of the Indices shall be determined using the Closing Levels of the Indices on the first following scheduled Index Business Day on which no Market Disruption Event occurs or is continuing in respect of either Index.  In no event, however, will the Final Valuation Date be postponed by more than five scheduled Index Business Days.  If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Index on the fifth scheduled Index Business Day, the Calculation Agent will determine the Closing Level of the Index unaffected by such Market Disruption Event using the Closing Level of such Index on such fifth scheduled Index Business Day, and will make an estimate of the Closing Level of the Index(es) affected by such Market Disruption Event that would have prevailed on that fifth scheduled Index Business Day in the absence of such Market Disruption Event.

o                 For a description of what constitutes a Market Disruption Event with respect to an Index, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” of the prospectus supplement; and

o                 For a description of further adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” of the prospectus supplement.

•                  Downside Exposure to U.S. Equities of the S&P 500 Index and the  European Equities Underlying the EURO STOXX 50 Index —The payment at maturity, if any, is linked to the S&P 500 Index or the EURO STOXX 50 Index. The S&P 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The EURO STOXX 50 Index is comprised of fifty European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. For additional information about the Indices, please see “Description of the Indices” in this pricing supplement and the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” and “Non-Proprietary Indices—Equity Indices—EURO STOXX 50® Index” respectively, in the accompanying Index Supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Indices. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Indices that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in either of the Indices. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•                  “Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•                  “Risk Factors—Additional Risks Relating to Digital Notes”; and

•                  “Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss; You May Lose up to 100% of Your Principal—The Notes do not guarantee any return of principal.  The payment at maturity depends on the performance of the Lesser Performing Index. Specifically, if the Final Level of the Lesser Performing Index is less than its Barrier Level (resulting in a decline of -10.00% or more from its Initial Level), your Notes will be fully exposed to such decline and you may lose some or all of your principal.  In such a scenario, you will lose 1% of your principal amount for every 1% decline in the Final Level of the Lesser Performing Index as compared to its Initial Level.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.   In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  The Notes are Subject to Currency Exchange Rate Risk —The component stocks of the EURO STOXX 50 Index are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks comprising the Index are denominated.  Currency exchange rates may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. If the value of the currencies in which the stocks comprising the EURO STOXX 50 Index are denominated decline relative to the U.S. dollar, the level of such Index will be adversely affected, and therefore the value of and amounts payable under the Notes.

•                  Non-U.S. Securities Markets Risks—The component stocks of the EURO STOXX 50 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of the component stocks of the Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of such component stocks may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                  The Payment at Maturity on the Notes is not Linked to the Level of any Index Other than the Final Level of the Lesser Performing Index—Any payment at maturity due on your Notes will be linked solely to the Final Level of the Lesser Performing Index.  The payment at maturity, if any, will not reflect the performance of the Index that is not the Lesser Performing Index.  For example, if the Index Return of the Lesser Performing Index is less than -10.00%, even though the Index that is not the Lesser Performing Index appreciates from its Initial Level to its Final Level (resulting in a positive Index Return), the calculation of the payment at maturity will not take into account such appreciation and your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level.  Similarly, if both Indices have negative Index Returns, any payment at maturity will depend solely on whether the Final Level of the Lesser Performing Index is less than the Barrier Level with respect to such Index and will not be limited in any way by virtue of the Index Return of the other Index being greater than the Index Return of the Lesser Performing Index or by virtue of the Final Level of the other Index not being less than its Barrier Level.  Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Index that is not the Lesser Performing Index.

•                  Your Maximum Return on the Notes Is Limited to the Digital Percentage— If the Final Level of the Lesser Performing Index is equal to or greater than its Initial Level (resulting in a positive Index Return), for each $1,000 principal amount Note, you will receive at maturity (subject to our credit risk) $1,000 plus an additional amount equal to $1,000 multiplied by the

Digital Percentage regardless of any appreciation of the Lesser Performing Index in excess of the Digital Percentage, which may be significant.

•                  The Final Level of the Lesser Performing Index (and the Payment at Maturity) is Not Based on the Level of the Index at Any Time Other than the Closing Level of such Index on the Final Valuation Date—The determination of the Index Returns of the Indices (and, thus, the determination of the Lesser Performing Index) and the payment at maturity will not be made based on any value of the Indices other than the Closing Levels of the Indices (subject to adjustments as described in the prospectus supplement) on the Final Valuation Date (otherwise referred to in this pricing supplement as the Final Level). Therefore, if the Final Level of the Index that is the Lesser Performing Reference Asset drops on the Final Valuation Date to a level resulting in an Index Return of -10.00% or lower, your Notes will be fully exposed to such decline and you may lose some or all of your investment in the Notes.  The payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the level of the Indices prior to such drop (specifically, at a time when the levels of the Indices may have been at or above their respective Initial Levels or Barrier Levels).

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, cash dividends or other distributions or other rights that holders of the securities comprising the Indices would have.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.  The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes.  The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.  The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes.  Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Indices on any Index Business Day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Indices;

o                 the time to maturity of the Notes;

o                 the market price and dividend rate on the common stocks underlying the Indices;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDICES

The S&P 500® Index

All information regarding the S&P 500 Index set forth in this pricing supplement reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P 500 Index is calculated, maintained and published by S&P Dow Jones.

The S&P 500 Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500 Index, discussed in further detail in the accompanying index supplement, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The above information supplements the description of the S&P 500 Index found in the accompanying index supplement.  For more details about the S&P 500 Index, the index sponsor and license agreement between the index sponsor and the issuer,  as well as certain risk factors that you should consider, see “Reference Assets--Non-Proprietary Indices-Equity Indices-S&P 500 Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  Standard & Poor’s®, S&P 500®, and S&P® are registered trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC.   The S&P 500 Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC. Barclays Bank PLC’s Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in such Notes.

Historical Information Regarding the S&P 500® Index

The following table sets forth the high and low Closing Levels as well as end-of-quarter Closing Levels of the S&P 500 Index, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	1,447.16	1,273.37	1,322.70
June 30, 2008	1,426.63	1,278.38	1,280.00
September 30, 2008	1,305.32	1,106.39	1,166.36
December 31, 2008	1,161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1,071.66	879.13	1,057.08
December 31, 2009	1,127.78	1,025.21	1,115.10
March 31, 2010	1,174.17	1,056.74	1,169.43
June 30, 2010	1,217.28	1,030.71	1,030.71
September 30, 2010	1,148.67	1,022.58	1,141.20
December 31, 2010	1,259.78	1,137.03	1,257.64
March 31, 2011	1,343.01	1,256.88	1,325.83
June 30, 2011	1,363.61	1,265.42	1,320.64
September 30, 2011	1,353.22	1,119.46	1,131.42
December 30, 2011	1,285.09	1,099.23	1,257.60
March 30, 2012	1,416.51	1,277.06	1,408.47
June 29, 2012	1,419.04	1,278.04	1,362.16
September 28, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 28, 2013	1,569.19	1,457.15	1,569.19
June 28, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
October 3, 2013*	1,695.00	1,678.66	1,678.66

*High, low and closing levels are for the period starting October 1, 2013 and ending October 3, 2013.

The following graph sets forth the historical performance of the S&P 500 Index based on daily Closing Levels from January 2, 2008 through October 3, 2013. The Closing Level of the S&P 500 Index on October 3, 2013 was 1,678.66.

We obtained the S&P 500® Index Closing Levels above from Bloomberg, L.P, without independent verification. The historical levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the S&P 500® Index on the Final Valuation Date.  We cannot give you assurance that the performance of the S&P 500® Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The EURO STOXX 50® Index

The Euro STOXX 50 Index is comprised of fifty European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. For more information about the EURO STOXX 50 Index, see “Non-Proprietary Indices—Equity Indices—EURO STOXX 50® Index” in the accompanying index supplement.

Historical Information Regarding the EURO STOXX 50® Index

The following table sets forth the high and low Closing Levels of the EURO STOXX 50 Index, as well as end-of-quarter Closing Levels, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	4,339.23	3,431.82	3,628.06
June 30, 2008	3,882.28	3,340.27	3,352.81
September 30, 2008	3,445.66	3,000.83	3,038.20
December 31, 2008	3,113.82	2,165.91	2,447.62
March 31, 2009	2,578.43	1,809.98	2,071.13
June 30, 2009	2,537.35	2,097.57	2,401.69
September 30, 2009	2,899.12	2,281.47	2,872.63
December 31, 2009	2,992.08	2,712.30	2,964.96
March 31, 2010	3,017.85	2,631.64	2,931.16
June 30, 2010	3,012.65	2,488.50	2,573.32
September 30, 2010	2,827.27	2,507.83	2,747.90
December 31, 2010	2,890.64	2,650.99	2,792.82

March 31, 2011	3,068.00	2,721.24	2,910.91
June 30, 2011	3,011.25	2,715.88	2,848.53
September 30, 2011	2,875.67	1,995.01	2,179.66
December 30, 2011	2,476.92	2,090.25	2,316.55
March 30, 2012	2,608.42	2,286.45	2,477.28
June 29, 2012	2,501.18	2,068.66	2,264.72
September 28, 2012	2,594.56	2,151.54	2,454.26
December 31, 2012	2,659.95	2,427.32	2,635.93
March 28, 2013	2,749.27	2,570.52	2,624.02
June 28, 2013	2,835.87	2,511.83	2,602.59
September 30, 2013	2,936.20	2,570.76	2,893.15
October 3, 2013*	2,933.02	2,902.12	2,902.12

*High, low and closing levels are for the period starting October 1, 2013 and ending October 3, 2013.

The following graph sets forth the historical performance of the EURO STOXX 50 Index based on daily Closing Levels from January 2, 2008 through October 3, 2013. The Closing Level of the EURO STOXX 50 Index on October 3, 2013 was 2,933.02.

We obtained the EURO STOXX 50 Index Closing Levels above from Bloomberg, L.P, without independent verification. The historical levels of the EURO STOXX 50  Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the EURO STOXX 50  Index on the Final Valuation Date.  We cannot give you assurance that the performance of the EURO STOXX 50  Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.